1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 20, 2013

VIA EDGAR

Amy Miller

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: PIMCO Funds (the “Registrant”)

       File Nos. 033-12113, 811-05028

Dear Ms. Miller:

In an April 30, 2013 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 245 (“PEA 245”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 324 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on March 15, 2013. PEA 245 was filed to register Class A, Class C and Class D shares of the PIMCO EM Fundamental IndexPLUS® AR Strategy Fund, an existing series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 245.

Prospectuses

Comment 1: The Fund’s most recent shareholder report indicates that 12.5% of its Total Investments were invested in the PIMCO Short-Term Floating NAV Portfolio and PIMCO Short-Term Floating NAV Portfolio III. Explain why the Fund’s fee table does not include a caption for Acquired Fund Fees and Expenses.

Response: The PIMCO Short-Term Floating NAV Portfolio and PIMCO Short-Term Floating NAV Portfolio III (collectively, the “Short-Term Floating NAV Portfolios”) do not pay advisory fees or supervisory and administrative fees, nor do they incur other fees and expenses that would require the Fund to disclose Acquired Fund Fees and Expenses within the meaning of Instruction 3(f) to Item 3 of Form N-1A. In lieu of the Short-Term Floating NAV Portfolios

Amy Miller May 20, 2013 Page 2

paying management fees, each fund that invests in a Short-Term Floating NAV Portfolio, including the Fund, has agreed in its advisory contract with PIMCO that 0.005% of the advisory fee that each investing fund is obligated to pay PIMCO will be designated as compensation for the advisory services PIMCO provides to each of the Short-Term Floating NAV Portfolios, respectively. The totality of the Fund’s advisory fee is reflected in the Fund’s fee table as part of the Fund’s Management Fees.

Comment 2: Please confirm that the wording and format of the fee table conforms to Item 3 of Form N-1A.

Response: Confirmed, the Registrant believes the wording and format of the Fund’s fee table conforms to Form N-1A Item 3. We note that the Fund has omitted the “Other Expenses” caption from the fee table as the Fund did not incur Other Expenses in amounts that are required to be reported as such during the prior fiscal year.

Comment 3: The Fund’s portfolio turnover for the most recent fiscal year was 774% of the average value of its portfolio. Add disclosure to the Principal Investment Strategies indicating which investment strategies contribute to such a high portfolio turnover.

Response: Comment acknowledged. The purpose of PEA 245 was to register Class A, Class C and Class D shares of the Fund, an existing series of the Registrant. Therefore, the Principal Investment Strategies conforms to the same disclosure for the existing share classes of the Fund, which are offered in a separate prospectus. However, the Registrant will consider whether any disclosure changes may be appropriate in connection with the upcoming annual update of the Registrant’s registration statement.

Comment 4: Revise the Fund’s Principal Investment Strategies to conform to the plain English requirements of Rule 421(d) under the Securities Act of 1933 and Item 4 of Form N-1A.

Response: Comment acknowledged. The purpose of PEA 245 was to register Class A, Class C and Class D shares of the Fund, an existing series of the Registrant. Therefore, the Principal Investment Strategies conforms to the same disclosure for the existing share classes of the Fund, which are offered in a separate prospectus. However, the Registrant will consider whether any disclosure changes may be appropriate in connection with the upcoming annual update of the Registrant’s registration statement.

Comment 5: Add an example to the Principal Risks—Interest Rate Risk section describing how the Fund’s average duration indicates the price of the Fund will respond to a change in interest rates.

Amy Miller May 20, 2013 Page 3

Response: The Characteristics and Risks of Securities and Investment Techniques—Duration section of the prospectus contains an example explaining the effect of a change in interest rates on the price of a fund with a given average duration.1 A shorter stub explanation of duration is also provided within the Fund’s Principal Investment Strategies section.2 The brief description of duration within the Principal Investment Strategies section, which is part of the summary prospectus delivered to Fund investors, coupled with the more complete description in the back section of the prospectus provides, in the Registrant’s view, sufficient explanation of duration.

Comment 6: Confirm that the expense of dividends paid on short sales will be reflected in the Fund’s fee table, if applicable.

Response: The Fund did not incur short sale expenses during its prior fiscal year, or in amounts sufficient to require fee table disclosure, thus no such expenses are reflected in the Fund’s fee table. To the extent the Fund incurs expenses relating to dividends paid on short sales in the future, the Fund will reflect such expenses in its fee table to the extent such expenses are in amounts that require fee table disclosure. However, the Fund does not anticipate incurring such expenses, as the Fund will obtain short exposure, if any, through derivative instruments that do not result in short sale expense for the Fund. For example, when investing in short positions with respect to an index, the Fund may short futures on the index or specific index securities. The holder of a futures contract is not entitled to collect dividends. Rather, the price of the futures contract typically takes into account the future value of all dividends expected to be paid over the life of the contract. Accordingly, the Fund would not be liable for any dividends paid by the stocks comprising the index during the time the Fund is shorting a future on the index. Through this and other similar methods of short exposure, the Fund does not anticipate incurring expenses related to the payment of dividends on short sales.

Comment 7: The Description of Principal Risks—Derivatives Risk section appears to contain a typo in the first sentence of the last paragraph.

Response: Comment accepted.

[1]

“By way of example, the price of a bond fund with an average duration of eight years would be expected to fall approximately 8% if interest rates rose by one percentage point. Conversely, the price of a bond fund with an average duration of negative three years would be expected to rise approximately 3% if interest rates rose by one percentage point.”

[2]	“Duration is a measure used to determine the sensitivity of a security's price to changes in interest rates.”

Amy Miller May 20, 2013 Page 4

Comment 8: Confirm that the Class A prospectus will disclose the amount of the Class A CDSC as part of the shareholder fees section of the fee table.

Response: Comment accepted.

SAI

Comment 9: Direct the Staff to existing disclosure in the SAI, or add such disclosure, regarding how total return swaps and credit default swaps are covered (e.g., notional value, market value, other) for segregated assets purposes.

Response: Pages 40-41 of the SAI included in PEA 245 address this issue. Specifically, the following disclosure was included with respect to swap agreements generally, which applies to total return swaps:

Most types of swap agreements entered into by the Funds would calculate the obligations of the parties to the agreement on a “net basis.” Consequently, a Fund’s current obligations (or rights) under a swap agreement will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). A Fund’s current obligations under a swap agreement will be accrued daily (offset against any amounts owed to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the segregation or “earmarking” of assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, to avoid any potential leveraging of a Fund’s portfolio. Obligations under swap agreements so covered will not be construed to be “senior securities” for purposes of the Fund’s investment restriction concerning senior securities.

Additionally, three paragraphs following the above disclosure, the following disclosure is made with respect to credit default swaps:

Credit default swap agreements may involve greater risks than if a Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk. A Fund will enter into credit default swap agreements only with counterparties that meet certain standards of creditworthiness. A buyer generally also will lose its investment and recover nothing should no credit event occur and

Amy Miller May 20, 2013 Page 5

the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller, coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. The Fund’s obligations under a credit default swap agreement will be accrued daily (offset against any amounts owing to the Fund). In connection with credit default swaps in which a Fund is the buyer, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into certain offsetting positions, with a value at least equal to the Fund’s exposure (any accrued but unpaid net amounts owed by the Fund to any counterparty), on a marked-to-market basis. In connection with credit default swaps in which a Fund is the seller, the Fund will segregate or “earmark” cash or assets determined to be liquid by PIMCO in accordance with procedures established by the Board of Trustees, or enter into offsetting positions, with a value at least equal to the full notional amount of the swap (minus any amounts owed to the Fund). Such segregation or “earmarking” will ensure that the Fund has assets available to satisfy its obligations with respect to the transaction and will limit any potential leveraging of the Fund’s portfolio. Such segregation or “earmarking” will not limit the Fund’s exposure to loss.

Comment 10: Page 15 of the SAI states, “[i]n the case of privately issued mortgage-related securities, the Funds take the position that mortgage-related securities do not represent interests in any particular ‘industry’ or group of industries. Therefore, a Fund may invest more or less than 25% of its total assets in privately issued mortgage-related securities.” Revise this statement to reflect the Staff’s view that privately issued mortgage-related securities do represent interests in an industry or group of related industries, which means the funds may not reserve freedom of action to concentrate or not concentrate in such securities.

Response: The Registrant notes that the Staff has previously commented on this issue with respect to Registrant’s Post-Effective Amendment No. 174, as filed on May 27, 2010, Post-Effective Amendment No. 200, as filed on June 1, 2011, and Post-Effective Amendment No. 242, as filed on November 15, 2012. The Staff has also commented on this issue with respect to several other post-effective amendments filed by the Registrant and other PIMCO-advised registrants. The Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 174,3 as supplemented by subsequent letters from PIMCO to the Staff.

[3]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 174 (July 26, 2010).

Amy Miller May 20, 2013 Page 6

Consistent with the position expressed in prior PIMCO correspondence with the Staff, as of June 30, 2011, each fund included in the SAI filed as part of PEA 245, including the Fund, has adopted an internal operating policy limiting the fund’s investment in privately issued residential mortgage-backed securities (“Private RMBS”) to no more than 25% of the fund’s assets. With respect to the treatment of privately issued commercial mortgage-backed securities (“Private CMBS”), the same funds have also adopted an internal operating policy to invest no more than 25% of their respective assets in Private CMBS. These policies are operating policies of the funds. They are not fundamental investment restrictions.

*                    *                     *

In addition to these comments, the Staff requested that the Registrant make certain representations concerning PEA 245 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Brendan C. Fox at (202) 261-3381 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC

Ryan Leshaw, Pacific Investment Management Company LLC

Dino Capasso, Pacific Investment Management Company LLC

Brendan C. Fox, Dechert LLP

EXHIBIT

PIMCO Funds

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

May 20, 2013

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”) (File Nos. 033-12113, 811-05028)

In connection with a response being made on behalf of the Registrant to comments provided with respect Post-Effective Amendment No. 245 to the Registrant’s registration statement under the Securities Act of 1933 and Amendment No. 324 to the Registrant’s registration statement under the Investment Company Act of 1940, as filed on March 15, 2013 (the “Registration Statement”), the Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

—

comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

—

if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Brendan C. Fox at (202) 261-3381 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow

Peter G. Strelow
Vice President
cc:	Brendan C. Fox

Adam T. Teufel

J. Stephen King, Jr.

Ryan Leshaw

Dino Capasso